FINAL: FOR RELEASE

Navios Maritime Holdings Inc to Hold Investor Conference Call
Providing Fourth Quarter and Year-End 2006 Earnings Results

Piraeus, Greece — (March 5, 2007) — Navios Maritime Holdings Inc. (‘‘Navios’’) (NYSE: NM) announced today that it would hold a conference call on Thursday, March 8, 2007, at 8:30 am EST, at which time members of senior management will provide highlights of the fourth quarter and full year 2006 operating results.

A supplemental slide presentation will be available on the Navios website at www.navios.com under the ‘‘Investors’’ section at 7:45 am EST on the day of the call.

The conference call details are as follows:

Call Date/Time: Thursday, March 8, 2007; 8:30 am EST

Call Title: Navios Maritime Holdings Inc. Q4 2006 Earnings Conference Call

US Dial In: +1.888.694.4676

International Dial In: +1.973.582.2737

Passcode:    8509484

The conference call replay will be available for one week after the call at the following numbers:

US Replay Dial In: +1.877.519.4471

International Replay Dial In: +1.973.341.3080

Passcode:    8509484

This call will be simultaneously Webcast at the following Web address:

http://www.videonewswire.com/event.asp?id=38210

The Webcast will be archived and available at this same Web address for one year following the call.

About Navios Maritime Holdings Inc.

Navios Maritime Holdings Inc. is a large, global, vertically integrated seaborne shipping company transporting a wide range of drybulk commodities including iron ore, coal and grain. For over 50 years, Navios has worked with raw materials producers, agricultural traders and exporters, industrial end-users, ship owners, and charterers. Navios also owns and operates a port/storage facility in Uruguay and has in-house technical ship management expertise. Navios maintains offices in Piraeus, Greece; South Norwalk, Connecticut; Montevideo, Uruguay and Antwerp, Belgium.

Navios’s stock is listed on the NYSE where its Common Shares and Warrants trade under the symbols ‘‘NM’’ and ‘‘NM WS’’, respectively.

Risks and uncertainties are described in reports filed by Navios Maritime Holdings Inc. with the United States Securities and Exchange Commission.

Safe Harbor

This press release may contain forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about Navios Maritime Holdings Inc. (Navios). Forward looking statements are statements that are not historical facts. Such forward looking statements, based upon the current beliefs and expectations of Navios’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The information set forth herein should be read in light of such risks. Navios does not assume any obligation to update the information contained in this press release.

Public & Investor Relations Contact:
Navios Maritime Holding Inc.
Investor Relations
+1.212.279.8820
investors@navios.com

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